SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copies of the disclosure letters that we
filed today with the Philippine Stock Exchange,
Inc. and the Securities and Exchange Commission in
connection with the acquisition by Philippine Long
Distance Telephone Company (“PLDT” or the
“Company”) together with Globe Telecom, Inc.
(“Globe”) on a 50-50 basis of: (1) 100% of the
entire issued and outstanding capital stock of
Vega Telecom, Inc. (“VTI”), which holds the
telecommunications assets of San Miguel
Corporation (“SMC”) through its subsidiaries; and
(ii) two (2) other entities, Bow Arken Holdings
Company (parent company of New Century Telecoms,
Inc. and Brightshare Holdings, Inc. (parent
company of eTelco, Inc.) which separately hold
additional spectrum frequencies through their
respective subsidiaries (the “Transaction”).

Exhibit 1

May 30, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 5-1 in connection with the acquisition by Philippine Long Distance Telephone Company (“PLDT” or the “Company”) together with Globe Telecom, Inc. (“Globe”) on a 50-50 basis of: (1) 100% of the entire issued and outstanding capital stock of Vega Telecom, Inc. (“VTI”), which holds the telecommunications assets of San Miguel Corporation (“SMC”) through its subsidiaries; and (ii) two (2) other entities, Bow Arken Holdings Company (parent company of New Century Telecoms, Inc.) and Brightshare Holdings, Inc. (parent company of eTelco, Inc.) which separately hold additional spectrum frequencies through their respective subsidiaries (the “Transaction”).

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

May 30, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

Attached is a copy of our letter to the PSE dated May 30, 2016, in connection with the acquisition by Philippine Long Distance Telephone Company (“PLDT” or the “Company”) together with Globe Telecom, Inc. (“Globe”) on a 50-50 basis of: (1) 100% of the entire issued and outstanding capital stock of Vega Telecom, Inc. (“VTI”), which holds the telecommunications assets of San Miguel Corporation (“SMC”) through its subsidiaries; and (ii) two (2) other entities, Bow Arken Holdings Company (parent company of New Century Telecoms, Inc.) and Brightshare Holdings, Inc. (parent company of eTelco, Inc.) which separately hold additional spectrum frequencies through their respective subsidiaries (the “Transaction”).

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,808 As of April 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 30, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

Philippine Long Distance Telephone Company
TEL
PSE Disclosure Form 5-1 Substantial Acquisitions
References: SRC Rule 17 (SEC Form 17-C) and
Section 4.4 and/or Section 5 of the Revised Disclosure Rules

Subject of the Disclosure
Acquisition by Philippine Long Distance Telephone Company (“PLDT” or the “Company”) together with Globe Telecom, Inc. (“GLOBE”) on a 50-50 basis, of: (i)
100% of the entire issued and outstanding capital stock of Vega Telecom, Inc. (“VTI”), which holds the telecommunications assets of San Miguel Corporation
(“SMC”) through its subsidiaries; and (ii) two (2) other entities, Bow Arken Holdings Company (parent company of New Century Telecoms, Inc) (“Bow Arken”) and
Brightshare Holdings, Inc (parent company of eTelco, Inc) (“Brightshare”), which separately hold additional spectrum frequencies through their respective subsidiaries (the “Transaction”).
Background/Description of the Disclosure

Today, May 30, 2016, PLDT together with GLOBE executed a Sale and Purchase Agreement (“SPAs”) with SMC to acquire the entire share capital of VTI, and separate SPAs with the owners of Bow Arken and Brightshare to acquire the entire share capital of said companies. In addition, PLDT and GLOBE will assume the liabilities of the acquired entities.
VTI holds the telecommunications assets of SMC through its subsidiaries, while Bow Arken and Brightshare hold additional spectrum frequencies through their respective subsidiaries.
As a result of the Transaction, PLDT and GLOBE will jointly hold and own the telecommunications assets of the acquired entities. The parties also caused the acquired entities to relinquish certain radio frequencies in the 700 MHz, 850 MHz, 2500 MHz, and 3500 MHz bands and return these radio frequencies to the
Government through the National Telecommunications Commission (“NTC”).
The NTC has today approved the use by Smart Communications, Inc. (“SMART”) of certain radio frequencies in the 700MHz, 900MHz,1800MHz, 2300MHz, and 2500MHz
bands.
Date of Approval by Board of Directors	May 30, 2016

Date of Approval by Stockholders	N.A.

Other Relevant	N.A.
Regulatory Agency, if applicable

Date of Approval by Relevant Regulatory	N.A.
Agency

Rationale for the transaction including the benefits which are expected to be accrued to the issuer as a result of the transaction

The Transaction provides significant benefits to PLDT customers and to the public; expands PLDT and Smart’s network capability and footprint, allows more efficient asset utilization; and better supports the country’s development efforts: enables better utilization of available radio frequency spectrum for mobile services; the returned frequencies will allow a new third-party competitor to enter this market.

Description of the transaction including the timetable		for implementation and related regulatory requirements, if any
Refer to response above
30 May 2016 – Signing of Sale and Purchase Agreement and payment of 50% of purchase price
1 December 2016 – Payment of 25% of purchase price
16 May 2017 – Payment of 25% of purchase price
Identities of the parties to the transaction

Name	Nature of Business	Nature of any material relationship with the issuer, their directors/officers or any of their affiliates

San Miguel		None
Corporation (as seller of the VTI Shares)

Schutzengel		None
Telecom, Inc. (as seller of the Bow Arken Shares)

Grace Patricia W.		None
Vilchez-Custodio (as seller of the Brightshare Shares)

Terms and conditions of transaction

The nature and amount of consideration (e.g. price per share, the aggregate amount)

The consideration for the Transaction is as follows:
(i) PHP52,080,764,982.00 for the acquisition of the VTI Shares, including outstanding advances;
(ii) PHP191,061,420.00 for the acquisition of the Brightshare Shares, including outstanding advances; and
(iii) PHP575,995,788.00 for the acquisition of Bow Arken Shares, including outstanding advances.
Basis upon which the amount of consideration or value of the transaction was determined

The consideration represents the agreed equity valuation of the acquired entities.

The number of shares		(i) 13,500,000 common shares and 13,500,000 preferred shares in VTI (“VTI Shares”);
To be acquired		(ii) 250,000 common shares in Bow Arken (“Bow Arken Shares”); and
(iii) 25,000 common shares in Brightshare (“Brightshare Shares”).

Ratio/percentage to		100% of the total outstanding capital stock of VTI, Bow Arken and Brightshare total outstanding capital stock

Terms of payment

50% of the purchase price, upon signing of the SPA on May 30, 2016.
25% of the purchase price, on December 1, 2016.
25% of the purchase price, on May 30, 2017.
Liabilities of the acquired entities, amounting to PHP17.15 billion, will be assumed by PLDT and GLOBE upon signing.
Conditions precedent to closing of the transaction, if any

Aside from customary conditions of transactions of the same nature, size and scope, the approval by the NTC of the return or relinquishment to the Government
(through the NTC) of certain frequencies of the relevant subsidiaries of the acquired entities, and the co-use arrangement among SMART, GLOBE and the relevant subsidiaries of the acquired entities in respect of certain frequencies to be retained by such subsidiaries and co-used by SMART, GLOBE and the relevant subsidiaries.

Description of the company subject of the transaction
Nature of business
VTI is a wholly-owned subsidiary of SMC for its various telecommunications investment.
Bow Arken is a holding company that owns 99.59% of the outstanding shares in New Century Telecoms, Inc., a telecommunications company.
Brightshare is a holding company that owns 100.00% of the issued and outstanding capital stock of eTelco, Inc., a telecommunications company.
Discussion of major projects and investments (To be completed)

List of subsidiaries and affiliates, with percentage holdings (To be completed)

	Name	% Ownership

Capital Structure
Authorized capital stock

	Type of Security	Amount	Number of Shares

Subscribed Shares

	Type of Security	Amount	Number of Shares

Paid-Up Capital

Amount

Number of Shares

Issued Shares

	Type of Security	Amount	Number of Shares

Outstanding Shares

	Type of Security	Amount	Number of Shares

Par Value

	Type of Security		Amount

Ownership Structure (including percentage holdings)

	Name	Number of Shares	% Ownership

Board of Directors

	Name	(Regular or Independent)

Principal Officers

	Name	Position/Designation

Effect(s)/impact on the business, financial condition and operations of the issuer

Other Relevant Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 30, 2016